Exhibit 99.9

AMENDMENT NO. 1 TO INVESTOR RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 TO INVESTOR RIGHTS AGREEMENT (this “Amendment”) is made as of June 18, 2021, by and among Mercer Park Brand Acquisition Corp. (the “Corporation”), Mercer Park Brand, L.P. (formerly known as Mercer Park CB II, L.P.) (“Mercer” or the “Sponsor”), the signatories listed as “Sponsor Parties on the signature pages hereto (together with the Sponsor, in its capacity as such, the “Sponsor Parties”), the signatories listed as “Sellers” on the signature pages hereto and any holder of shares of Class B common stock of GH Group, Inc. that hereafter joins the Investor Rights Agreement (as defined below) pursuant to the execution of a joinder. Each of the foregoing is referred to herein as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Parties are party to that certain Investor Rights Agreement, dated as of April 8, 2021 (the “Investor Rights Agreement”) entered into in connection with the Agreement and Plan of Merger, dated April 8, 2021, by and among the Corporation, Sellers and GH Group, Inc.;

WHEREAS, the Parties desire and agree to amend certain terms set forth in the Investor Rights Agreement on the terms and conditions contained herein; and

WHEREAS, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Investor Rights Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, mutually agree as follows:

1.            Section 1.2(i) of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

“Each Party shall take all Necessary Action to cause, as of immediately following the closing of the Qualifying Transaction, (a) Kyle D. Kazan to be appointed as Executive Chairman and Chief Executive Officer of the Corporation and (b) Graham S. Farrar to be appointed as the President of the Corporation.”

2.            The Capital Based Earnout Share provisions under Section 2.1(i)(c) of the Investor Rights Agreement are amended to add the following:

(a)            The Closing Cash, available immediately following the closing of the Qualifying Transaction, is deemed by the parties to include $69,750,000 in net debt proceeds.

(b)            The Sponsor will forfeit 1,513,463 Sponsor’s Founder Shares for no consideration, and such shares will be held by the Corporation as treasury shares for use by the Corporation solely for qualified fundraising purposes (debt or equity) after the closing of the Qualifying Transaction. All references to the Sponsor’s Founder Shares in Section 2 of this Amendment include the Equity Shares into which they are converted on the closing of the Qualifying Transaction.

(c)            A number of Capital Based Earnout Shares determined in accordance with the formula set out under Section 2.1(i)(c) based on the Closing Cash available immediately following the closing of the Qualifying Transaction (the “Closing Capital Based Earnout Shares”) will be deemed to be fully and irrevocably earned upon closing of the Qualifying Transaction pursuant to Section 2.1(i)(c) and not subject to forfeiture.

(d)            1,008,975 Sponsor’s Founder Shares minus the number of Closing Capital Based Earnout Shares minus the number of Closing Capital Based Earnout Shares will be deemed to be fully and Earnout Shares will be deemed to be fully and irrevocably earned upon the following event occurring at or within 24 months following the closing of the Qualifying Transaction pursuant to Section 2.1(i)(c):

(i)            in full, if the Corporation or any of its affiliates closes either (1) a debt facility with any of the lenders who have provided the Corporation with a term sheet prior to the closing of the Qualifying Transaction or any of their affiliates, and/or (2) a private placement of securities, and the Corporation enters into a term cannabis supply agreement with TPCO US Holding, LLC or any of its affiliates; or

(ii)            otherwise, in part or in full, in accordance with the formula set out under Section 2.1(i)(c).

(e)            The Sponsor will forfeit 1,500,000 Sponsor’s Warrants for no consideration, and an equal number of warrants with similar terms will be available for the Corporation to use solely for the Corporation’s fundraising purposes (debt only) after the closing of the Qualifying Transaction except that these warrants may not be used as consideration to solicit conversion of GH Group, Inc. Series A Preferred Shares into GH Group, Inc. Class A Common Shares.

3.            The 2nd paragraph of Section 2.1(i)(c) is hereby deleted in its entirety and replaced with the following:

“The Capital Based Earnout Shares ultimately deemed earned by the Sponsor Parties shall be calculated based on the following formula (but in no event will more than 1,008,975 Capital Based Earnout Shares be deemed earned, including the Closing Capital Based Earnout Shares deemed earned hereunder):”.

4.            Notwithstanding any other provisions in the Investment Rights Agreement, the total number of Shares that may be deducted from the Capital Based Earnout Shares for any Anti-Dilution Payment(s) will be capped at the number of Capital Based Earnout Shares actually earned by the Sponsor Parties.

5.            This Amendment shall be construed, interpreted and the rights of the Parties determined in accordance with the laws of the Province of Ontario, without regard to principals of conflicts of law.

6.            Except to the extent herein expressly modified by the foregoing provisions of this Amendment, the Investor Rights Agreement is hereby ratified and confirmed in all respects.

7.            This Amendment may be executed by electronic signatures and in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

SELLERS:

THE ENTRUST GROUP INC. FBO KYLE D. KAZAN

By:	(signed) Kyle D. Kazan
Name: Kyle D. Kazan
Title: Authorized
Signatory

JOCELYN MAY ROSENWALD TRUST DATED
DECEMBER 18, 1997

By:	(signed) “Jill Rosenwald”
Name: Jill Rosenwald
Title: Co-Trustee

By:	(sinned) “Walter Parker”
Name: Walter Parker
Title: Co-Trustee

(signed) “Jocelyn Rosenwald”
Jocelyn Rosenwald

GRAHAM S. FARRAR 2000 LIVING TRUST
ESTABLISHED FEBRUARY 2, 2000

By:	(signed) “GrahamFarrar”
Name: “Graham Farrar
Title: Trustee

[Signature page to Amendment No. 1 to Investor Rights Agreement]

MERCER PARK BRAND ACQUISITION CORP.

By:	(signed) “Louis Karger”
Name: Louis Karger
Title: Chief Executive Officer

MERCER PARK BRAND, L.P., by its general partner

By:	(signed) “Louis Karger”
Name: Louis Karger
Title: Authorized Signing Officer

[Signature page to Amendment No. 1 to Investor Rights Agreement]

SPONSOR PARTIES:

(signed) “Charles Miles”

Charles Miles

(signed) “Sean Goodrich”

Sean Goodrich

[Signature page to Amendment No. 1 to Investor Rights Agreement]